UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A 12B

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

       Industrial Distribution Group, Inc.
(Exact name of registrant as specified in its charter)

Georgia	58-2299339
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
950 E. Paces Ferry Road, Suite 1575, Atlanta, Georgia	30326
(Address of principal executive offices)	(ZIP Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. /__/

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box.    /__/

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

Item 1.     Description of Registrant's Securities to be Registered.

          One purchase right (a "Right") will be issued in respect of each outstanding share of the Registrant's Common Stock. Rights will also attach to shares of Common Stock issued prior to the Distribution Date (as defined below).

          Each Right will entitle the registered holder to purchase from the Registrant one one-hundredth of a share (a "Unit") of Series A Preferred Stock or, in certain circumstances, Common Stock or stock of the Acquiring Person (as defined below). Each Unit is structured to be the economic equivalent of one share of Common Stock. The exercise price per Right will be $12.00, subject to adjustment (the "Purchase Price").

          The Rights will attach to the shares of Common Stock and are evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire (other than pursuant to an acquisition approved in advance by a majority of the Continuing Directors (as defined below)), beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Share Acquisition Date"), or (2) ten business days after the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) any Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on August ___, 2010, unless earlier redeemed or exchanged by the Registrant as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

          The Rights Agreement also provides that if (1) any person becomes an Acquiring Person (other than pursuant to a tender or exchange offer approved by a majority of the Directors), (2) during such time as there is an Acquiring Person an event occurs which results in such Acquiring Person's ownership interest in the Registrant being increased by more than 2%, (3) the Registrant is the surviving Corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged or (4) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, then proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Registrant) having a value equal to the Purchase Price.

          If, at any time following the Share Acquisition Date, (1) the Registrant is acquired in a merger, statutory share exchange or other business combination in which the Registrant is not the surviving corporation or (2) the Registrant sells or transfers assets aggregating more than 50% of its assets or generating more than 50% of its operating income or cash flow, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

          Upon the occurrence of a Triggering Event, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Share Acquisition Date shall be null and void and may not thereafter be exercised by any person (including subsequent transferees).

          The Purchase Price payable, and the number of shares of Series A Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution.

          At any time after any person becomes an Acquiring Person, the Registrant may exchange all or part of the Rights (other than Rights owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

          At any time until the close of business on the Share Acquisition Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"'). The Registrant's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 19% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Registrant. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

          Prior to the Distribution Date, the Rights Agreement may be amended in any respect, other than to change the Redemption Price, the Expiration Date, the Purchase Price or the number or kind of shares for which a Right is exercisable. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 20% of the outstanding shares of Common Stock or if another Triggering Event occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved in advance by the Board or a merger or other business combination approved by the Board and the stockholders because the Rights are redeemable under certain circumstances.

          The dividend and liquidation rights of the Series A Preferred Stock are designed so that the value of one one-hundredth of a share of Series A Preferred Stock issuable upon exercise of each Right will approximate the same economic value of one share of Common Stock, including voting rights. Shares of Series A Preferred Stock issuable upon exercise of each Right will not be redeemable. Each share of Series A Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Series A Preferred Stock is not convertible into Common Stock but Rights may be exercisable for shares of Common Stock in certain instances.

          Each share of Series A Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the stockholders of the Registrant, and shares of Series A Preferred Stock will generally vote together as one class with the Common Stock and any other voting capital stock of the Registrant on all matters submitted to a vote of the Registrant's stockholders. Further, whenever dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series A Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured.

          Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether declared, on the outstanding Series A Preferred Stock shall have been paid in full, the Registrant shall not: (1) declare or pay dividends on, or make any distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock; (2) declare or pay dividends on, or make any distributions on, any shares of stock ranking on parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such other parity stock; (3) redeem, purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock or (4) redeem, purchase or otherwise acquire for consideration any Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

Item 2.     Exhibits.
4.1	Form of Common Stock Certificate of the Registrant.

10.1

Rights Agreement between the Registrant and American Stock Transfer & Trust Company (together with exhibits, including the Form of Certificate of Designation, Form of Rights Certificate, and Summary Description of the Stockholder Rights Plan).

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

August 31, 2000	INDUSTRIAL DISTRIBUTION GROUP, INC. (Registrant) By: /s/ Jack P. Healey Jack P. Healey Senior Vice President and Chief Financial Officer